HinckleyAllenSnyderLLP

ATTORNEYS AT LAW

1500 Fleet Center

Providence, RI 02903-2393

TEL: 401.274.2000

FAX: 401.277.9600

www.haslaw.com

March 31, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

ATTENTION:	Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance (the “Division”)

Re:	Registration on Form S-3 of Bancorp Rhode Island, Inc.

Filed on February 23, 2005 (File No. 333-122968)

Dear Mr. Webb:

This letter sets forth the response of Bancorp Rhode Island, Inc., a Rhode Island corporation (the “Company”) to the Division’s comment letter dated March 30, 2005 with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed on March 28, 2005 (the “First Amendment”) and the Prospectus (the “Prospectus”) set forth therein, which amended the Company’s original Registration Statement on Form S-3 filed on February 23, 2005 (the “Registration Statement”). Enclosed is one copy of Pre-Effective Amendment No. 2 to the Registration Statement (the “Second Amendment”), marked to indicate changes made to the First Amendment. The following paragraph is numbered to correspond to the numbered paragraph in the Division’s March 30, 2005 comment letter. Capitalized terms used herein and not otherwise defined shall have the meanings specified in the Second Amendment.

1.    After discussing the Company’s use of proceeds with David Lyon via teleconference on March 30, 2005, we forwarded handwritten changes to the Use of Proceeds references set forth in both the “Offering” and “Use of Proceeds” sections of the First Amendment. After reviewing the handwritten modifications to such sections, Mr. Lyon informed us by telephone that the changes were acceptable to the Division. Mr. Lyon then indicated that the file has been assigned to Katherine McHale of the Division, and Mr. Lyon instructed us to advise Ms. McHale within three business days (by telephone) and two business days (by letter) of the Company’s desired effective date.

The enclosed marked copy of the Second Amendment also reflects additional revisions, which are summarized as follows:

•	Revisions to the assumed offering price, which is now $37.20, the closing price of the Company’s stock on March 30, 2005; and

•	Revisions to the net proceeds, capitalization and other calculations based on a $37.20 assumed offering price.

Securities and Exchange Commission March 31, 2005 Page 2	HinckleyAllenSnyderLLP

The Company anticipates requesting acceleration of the effective date of the Registration Statement, as amended by the First Amendment and the Second Amendment, in accordance with Mr. Lyon’s instructions described above, following a brief marketing period.

If you have any questions regarding this response or the enclosures, please call the undersigned or Todd Gleason at 401-274-2000.

Very truly yours,

/s/ Margaret D. Farrell

Margaret D. Farrell

MDF/sb

cc:	David Lyon, Senior Financial Analyst

Katherine McHale, Examiner

Merrill Sherman, President and Chief Executive Officer

Albert R. Rietheimer, Chief Financial Officer

Todd M. Gleason, Esq.